1(858) 458-3044

spiri@paulhastings.com

March 14, 2011	76942.00010

VIA  EDGAR AS CORRESP AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3628

Attn:  Daniel F. Duchovny, Esq.

Fascimile:  (202) 772-9203

Re:                               Herley Industries, Inc.
Amended Schedule TO-T filed March 8, 2011 by Lanza Acquisition Co. and Kratos Defense & Security Solutions, Inc.
SEC File No. 005-34884

Dear Mr. Duchovny:

On behalf of our clients, Kratos Defense & Security Solutions, Inc. and Lanza Acquisition Co. (collectively, the “Bidders” and each, a “Bidder”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated March 10, 2011, with respect to the Amended Tender Offer Statement on Schedule TO and the related amendments and supplements to the Offer to Purchase (together with any amendments and supplements thereto, the “Offer to Purchase”) set forth in such Amended Tender Offer Statement on Schedule TO, filed with the Commission on March 8, 2011.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter.

Offer to Purchase

Cover Page

1.                                       We note your response to prior comment 1.  Please revise your disclosure further to clarify that the determination of whether the minimum tender condition has been satisfied will be the expiration date of the offer.

In response to the Staff’s request, the Bidders have revised the Offer to Purchase to address the Staff’s concern in the third paragraph to the cover page, as well as in the paragraph under the subsection captioned “What is the “Minimum Condition” to the Offer?”  in the Summary Term Sheet of the Offer to Purchase and the fourth paragraph of the Introduction to the Offer to Purchase.

Summary Term Sheet, page 1

2.                                       We note your revisions in response to prior comment 2.  It appears that given the number of shares available to be issued pursuant to the Top-Up Option, the bidders will need to receive tenders of approximately 12% of the fully diluted shares above the minimum tender condition amount before the exercise of the Top-Up Option would result in the bidders’ ownership of 90% of more of the company’s shares.  Please revise you disclosure to clarify.

In response to the Staff’s request, the Bidders have revised the Offer to Purchase to clarify that the Bidders will need to receive tenders of approximately 87% of the fully diluted shares before the exercise of the Top-Up Option would result in the Bidders’ ownership of 90% or more of the company’s shares, in the paragraph under the subsection captioned “What is the Top-Up Option and when could it be exercised?” in the  Summary Term Sheet of the Offer to Purchase, as well as in the sixth paragraph of the Introduction to the Offer to Purchase, the subsection captioned “Short-Form Merger.” of Section 12 — “Purpose of the Offer; Plans for Herley; Other Matters” of the Offer to Purchase and the first paragraph of the subsection captioned “Merger Agreement. - Top-Up Option.” of Section 13 — “The Merger Agreement; Other Agreements” of the Offer to Purchase.

Closing Comments

Please do not hesitate to call me at (858) 458-3044 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Deyan P. Spiridonov
Deyan P. Spiridonov
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

DPS

cc:	Eric M. DeMarco (Kratos Defense & Security Solutions, Inc. and Lanza
Acquisition Co.)
Deanna H. Lund (Kratos Defense & Security Solutions, Inc. and Lanza
Acquisition Co.)
Lawrence A. Gross (Blank Rome LLP)
Francis E. Dehel (Blank Rome LLP)
Teri O’Brien (Paul, Hastings, Janofsky & Walker LLP)